Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-159060

June 20, 2011

DANAHER CORPORATION

1.300% Senior Notes Due 2014

2.300% Senior Notes Due 2016

3.900% Senior Notes Due 2021

Floating Rate Senior Notes Due 2013

Fixed Rate Notes

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	$400,000,000 of 1.300% Senior Notes Due 2014 (“2014 Notes”)
$500,000,000 of 2.300% Senior Notes Due 2016 (“2016 Notes”) $600,000,000 of 3.900% Senior Notes Due 2021 (“2021 Notes”)

Trade Date:	June 20, 2011

Settlement Date (T+3):	It is expected that delivery of the notes will be made against payment therefor on or about June 23, 2011.

Maturity Date:	June 23, 2014 for the 2014 Notes June 23, 2016 for the 2016 Notes June 23, 2021 for the 2021 Notes

Coupon (Interest Rate):	1.300% per annum for the 2014 Notes 2.300% per annum for the 2016 Notes 3.900% per annum for the 2021 Notes

Price to Public (Issue Price):	99.918% of principal amount for the 2014 Notes 99.840% of principal amount for the 2016 Notes 99.975% of principal amount for the 2021 Notes

Yield to Maturity:	1.328% for the 2014 Notes 2.334% for the 2016 Notes 3.903% for the 2021 Notes

Benchmark Treasury:	0.750% due June 15, 2014 for the 2014 Notes 1.750% due May 31, 2016 for the 2016 Notes 3.125% due May 15, 2021 for the 2021 Notes

Benchmark Treasury Price and Yield:	100-6 3/4, 0.678% for the 2014 Notes
101-0 3/4, 1.534% for the 2016 Notes 101-15, 2.953% for the 2021 Notes

Spread to Benchmark Treasury:	T+65 for the 2014 Notes

T+80 for the 2016 Notes T+95 for the 2021 Notes

Interest Payment Dates:	Semi-annually on June 23rd and December 23rd, beginning on December 23, 2011 for each series

Optional Redemption:

The 2014 Notes and 2016 Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.100% (10 basis points) in the case of the 2014 Notes and 0.150% (15 basis points) in the case of the 2016 Notes, plus in each case accrued interest to, but excluding, the redemption date.

Prior to March 23, 2021 (three months prior to their maturity date), the 2021 Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.150% (15 basis points), plus in each case accrued interest to, but excluding, the redemption date.

In addition, on or after March 23, 2021 (three months prior to their maturity date), the 2021 Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:

If the Issuer does not consummate the proposed acquisition of Beckman Coulter, Inc. (the “Beckman Coulter Acquisition”) on or prior to December 31, 2011, or the merger agreement related to the proposed acquisition is terminated prior to that date, the Issuer will be required to redeem in whole and not in part each series of notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) January 31, 2012, if the Beckman Coulter Acquisition has not been completed on or prior to December 31, 2011, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the merger agreement.

Change of Control:

If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes, it will be required to make an offer to purchase each series of notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of redemption.

Pro Forma Debt:

As of April 1, 2011, after giving pro forma effect to the offering of the Fixed Rate Notes and the Floating Rate Senior Notes, we would have had approximately $4.53 billion of debt on a consolidated basis. In addition, after the closing of the offering of the Fixed Rate Notes and the Floating Rate Senior Notes and assuming the issuance of approximately $1.65 billion of commercial paper, we expect to have the ability to incur an additional $1.8 billion of debt under our outstanding credit facilities and commercial paper program.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Banca IMI S.p.A. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA), Inc. SunTrust Robinson Humphrey, Inc. SMBC Nikko Capital Markets Limited

Type of Offering:	SEC registered (No. 333-159060)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2 (Negative Outlook) S&P, A+ (Stable Outlook)

CUSIP / ISIN:	235851 AK8 / US235851AK81 for the 2014 Notes 235851 AL6 / US235851AL64 for the 2016 Notes 235851 AM4 / US235851AM48 for the 2021 Notes

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Floating Rate Senior Notes

In addition to the notes described in the preliminary prospectus supplement dated June 20, 2011, the Issuer is also issuing a series of Floating Rate Senior Notes due 2013.

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	June 20, 2011

Settlement Date (T+3):	It is expected that delivery of the notes will be made against payment therefor on or about June 23, 2011.

Maturity Date:	June 21, 2013

Interest Rate Basis:	Three-Month USD LIBOR, reset quarterly

Spread:	Plus 25 basis points

Index Maturity:	Three months

Initial Interest Rate and
Determination Date:	Three-Month USD LIBOR determined as of two London Business Days prior to the Settlement Date plus 25 basis points

The “LIBOR” for any Interest Determination Date is the rate for deposits in the LIBOR Currency having the Index Maturity as such rate is displayed on Reuters page LIBOR01 (or any other page as may replace such page on such service for the purpose of displaying the London interbank rates of major banks for the designated LIBOR Currency) (“Reuters Page LIBOR01”) as of 11:00 A.M., London time, on such Interest Determination Date.

If LIBOR cannot be determined as described above, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters of the Floating Rate Senior Notes) in the London interbank market, as selected by the calculation agent to provide the calculation agent with its offered quotation for deposits in the designated LIBOR Currency for the period of the Index Maturity, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such Interest Determination Date and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such Interest Determination Date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then LIBOR on such Interest Determination Date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 A.M., in New York City, on such Interest Determination Date by three major banks (which may include affiliates of the underwriters of the Floating Rate Senior Notes) in New York City selected by the calculation agent for loans in the designated LIBOR Currency to leading European banks, having the Index Maturity and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the calculation agent are not quoting as mentioned in this sentence, LIBOR determined as of such Interest Determination Date shall be LIBOR in effect on such Interest Determination Date.

“LIBOR Currency” means U.S. Dollars.

Price to Public (Issue Price):	100% of principal amount

Interest Payment Dates and
Interest Reset Dates:	Quarterly on March 21st, June 21st, September 21st and December 21st, beginning on September 21, 2011

If any Interest Payment Date (other than the Maturity Date) for the Floating Rate Senior Notes would otherwise be a day that is not a Business Day, such Interest Payment Date shall be the next succeeding Business Day, unless the next succeeding Business Day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding Business Day. In the event that the Maturity Date falls on a day that is not a Business Day, then the related payments of principal and interest may be made on the next succeeding day that is a Business Day (and no additional interest will accumulate on the amount payable for the period from and after the Maturity Date).

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York; provided that with respect to payment dates, interest determination dates and reset dates for the Floating Rate Senior Notes, that day is also a London Business Day.

“London Business Day” means any calendar day on which commercial banks are open for business (transacting dealings in U.S. dollars) in London.

Interest Determination Dates:	Second Business Day immediately preceding the applicable Interest Reset Date.

Day Count Convention:	Actual/360

Optional Redemption:	Except as provided below, the Floating Rate Senior Notes will not be redeemable prior to maturity.

Special Mandatory Redemption:

If the Issuer does not consummate the proposed acquisition of Beckman Coulter, Inc. (the “Beckman Coulter Acquisition”) on or prior to December 31, 2011, or the merger agreement related to the proposed acquisition is terminated prior to that date, the Issuer will be required to redeem in whole and not in part the Floating Rate Senior Notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) January 31, 2012, if the Beckman Coulter Acquisition has not been completed on or prior to December 31, 2011, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the merger agreement.

Change of Control:

If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes, it will be required to make an offer to purchase the Floating Rate Senior Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of redemption.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Banca IMI S.p.A. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA), Inc. SunTrust Robinson Humphrey, Inc. SMBC Nikko Capital Markets Limited

Type of Offering:	SEC registered (No. 333-159060)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2 (Negative Outlook) S&P, A+ (Stable Outlook)

CUSIP / ISIN:	235851 AJ1 / US235851AJ19

Calculation Agent:	The Bank of New York Mellon Trust Company, N.A.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.